SEI Liquid Asset Trust: N-SAR

Sub-Tem Item: 77E(a) Legal Proceedings

A lawsuit entitled Steven Curd and Rebel Curd v. SEI
Investments Management Corporation was initially filed against SIMC in the U.S. District Court for the Eastern District of Pennsylvania (the Court) on
December 11, 2013. On August 28, 2014, the Court granted SIMCs motion to dismiss the initial complaint in the lawsuit, but also granted plaintiffs leave to amend the complaint. On October 2, 2014, plaintiffs filed an amended complaint. In the amended complaint, SEI Investments Global Funds Services
(SGFS)
was added as a defendant. On July 13, 2015, the Court denied SIMCs motion to dismiss the amended complaint, and granted the motion to dismiss with respect to SGFS. On September 18, 2015, a second amended complaint was filed that seeks to remedy a technical deficiency in the amended complaint. The plaintiffs bring the case as a shareholder derivative action against SIMC and SGFS on behalf of certain
SEI funds. The claims were based on Section 36(b) of the Investment Company Act of 1940, as amended, which allows shareholders of a mutual fund to sue the investment adviser of the fund or its affiliates for an alleged breach of fiduciary duty with respect to compensation received by the adviser or its affiliates.
The plaintiffs bring the suit against SIMC and SGFS with respect to five specific SEI Funds: the International Equity Fund, which is a series of this SEI Institutional International Trust, the High
Yield
Bond, Tax-Managed Large Cap, and Tax-Managed
Small/Mid Cap Funds, each of which is a series of the
SEI Institutional Managed Trust, and the
Intermediate-Term Municipal Fund, which is a series of the SEI
Tax Exempt Trust. The plaintiffs seek: (1) damages for the funds in the amount of the alleged excessive fees earned by SIMC and SGFS beginning from the one year period prior to the filing of the lawsuit, plus interest, costs, and fees; (2) orders declaring that SIMC and SGFS allegedly violated Section 36(b) and enjoining SIMC and SGFS from further alleged violations; and (3) rescission of SIMCs and SGFSs contracts with the funds, and restitution of all allegedly excessive fees paid beginning from the one year period prior to the filing of the lawsuit, plus interest, costs, and fees. SIMC continues to dispute the claims, and intends to continue to vigorously defend the matter.